# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bitfarms Ltd., CIK 0001812477
CUSIP: 09173B107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 110 YONGE STREET, SUITE 1601, TORONTO, Ontario Canada (A6), M5C 1T4
Date of event which requires filing of this statement: 07/16/2025
Filed by CIK 0001167419
Persons authorized to receive notices and communications: Riot Platforms, Inc., 3855 Ambrosia Street, Suite 301, Castle Rock, Colorado (CO), 80109, 303-794-2000

## Reporting persons
- Riot Platforms, Inc. (CIK 0001167419): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 54,745,063; shared voting power 0; sole dispositive power 54,745,063; shared dispositive power 0; aggregate amount beneficially owned 54,745,063 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Bitfarms Ltd.
Address of issuer's principal executive offices: 110 YONGE STREET, SUITE 1601, TORONTO, Ontario Canada (A6), M5C 1T4
Comment:
This Amendment No. 19 to Schedule 13D ("Amendment No. 19") relates to the Schedule 13D filed on May 28, 2024 (as amended by Amendment No. 1, dated May 29, 2024, Amendment No. 2, dated June 4, 2024, Amendment No. 3 dated June 5, 2024, Amendment No. 4 dated June 12, 2024, Amendment No. 5 dated June 13, 2024, Amendment No. 6 dated June 24, 2024, Amendment No. 7 dated July 31, 2024, Amendment No. 8 dated August 5, 2024, Amendment No. 9 dated August 9, 2024, Amendment No. 10 dated August 14, 2024, Amendment No. 11 dated August 21, 2024, Amendment No. 12 dated September 5, 2024, Amendment No. 13 dated September 23, 2024, Amendment No. 14 dated April 9, 2025, Amendment No. 15 dated June 6, 2025, Amendment No. 16 dated June 20, 2025, Amendment No. 17 dated July 1, 2025 and Amendment No. 18 dated July 8, 2025, the "Schedule 13D") by Riot Platforms, Inc., a Nevada corporation (the "Reporting Person"), relating to the Common Shares, no par value per share (the "Common Shares"), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the "Company"), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Except as specifically amended by this Amendment No. 19, the Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read in full as follows:
The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 555,961,590 Common Shares outstanding, based on the information contained in the Company's management information circular, filed on SEDAR+ on June 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Amendment No. 19 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning the Common Shares sold by the Reporting Person since the Reporting Person's last filing on Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Except as described in this Amendment No. 19, none of the Reporting Person nor any director or officer of the Reporting Person has effected any transactions in the Common Shares since the Reporting Person's last filing on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Schedule A to Item 5 of this Amendment No. 19

## Signatures
- Riot Platforms, Inc.: /s/ Colin Yee, Colin Yee/Chief Financial Officer (07/16/2025)